**Melinda L. Little** 118 Shepard Ave. Saranac Lake, NY 12983
(518) 891-0197 - mlittle231@aol.com

## Teaching

**Paul Smiths College –** Lecturer, Fall, 2016 – 2017 (COM102-Intro to Communication & Leadership and COM 305 – Change Management)

**Hamilton College –** Entrepreneur in Residence 2015-2018
Two-day Residency each Spring, including presentation of workshops on the basics of business finance and structure and coaching sessions with students working with the Levitt Center for Innovation

**Clarkson University Adirondack Semester –** Adjunct Professor, Fall, 2014
Taught EV315 – Adirondack Entrepreneurship & Economic Development

## Entrepreneurship

**Point Positive, Inc. –** Saranac Lake, NY – October, 2013 – present
Responsible for establishing and managing all aspects of this angel investor group which is focused on investing in and nurturing early stage ventures in the Adirondack Region. To date, Point Positive has committed over $2 million to six start-ups across the Region.

**Business Consultant with a Focus on Entrepreneurial Activities,** 2010 – present
- Recently completed contract with ANCA to develop the Business Plan for a Public Purpose Energy Services Company
- Co-Project Manager for Adirondack Business Creators (ABC), a six-month research assignment to determine the viability of establishing an Adk-focused venture capital fund. This laid the foundation for the establishment of Point Positive.

**Saranac Lake Community Store,** 2006-present
- Wrote the original business plan and lead the effort for the establishment of The Community Store, the first community-owned department store in New York State, which just celebrated its 5th Anniversary.

**Independent Means Inc.** ("IMI") Santa Barbara, CA
Co-founder of the leading provider of family-centered financial education programs and products in the U.S. today. Different roles held over the course of the Company's development, include:
- **Director, Camp Start-Up**                                             2009 - 2012
- **Chief Operating Officer & Vice President**                 1996 – 2009
  Stepped down from this position when Company was acquired by Emigrant Capital.

**The Company of Women**, Nyack, NY                                        1988 – 1995
As President and CEO, co-founded and grew this national, mail order catalog company into an operation that achieved sales of over $1 million and a 20,000+ customer base.

## Education

M.Mgmt.  Kellogg School of Management, Northwestern University          1978
B.A.       Wellesley College                                                                    1975

**Current Volunteer Activities include:**
President, Tri-Lakes Humane Society
President, The Community Store
Vice Chair, Board of Directors, ROOST (Regional Office of Sustainable Tourism)